U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

FORM 3

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person

    Michael Latina
    c/o Elliott Associates, L.P.
    712 Fifth Avenue
    New York, New York 10019

2.  Date of Event Requiring Statement (Month/Day/Year)

    2/4/99

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    Baycorp Holdings, Ltd. (MWH)

5.  Relationship of Reporting Person to Issuer (Check all applicable)

    [x] Director
    [ ] Officer (give title below)
    [ ] Chairman
    [ ] 10% Owner
    [ ] Other (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check applicable line)

    [x] Form filed by one Reporting Person
    [ ] Form filed by more than one Reporting Person


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Table I  Non-Derivative Securities Beneficially Owned


1.  Title of Security (Instr. 4)


2.  Amount of Securities Beneficially Owned (Instr. 4)


3.  Ownership Form: Direct (D) or Indirect (I) (Instr. 5)


4.  Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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Table II -Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


1.  Title of Derivative Security (Instr. 4)

       Options

2.  Date Exercisable and Expiration Date (Month/Day/Year)

       Date Exercisable:   Immediately

       Expiration Date:2/4/06

3.  Title and Amount of Securities Underlying Derivative Security
(Instr. 4)

       Title:  Common Stock

       Amount or Number of Shares:20,000

4.  Conversion or Exercise Price of Derivative Security

       $4.75

5.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 5)

       D

6.  Nature of Indirect Beneficial Ownership (Instr. 5)

       Not applicable.

Explanation of Responses:


** Intentional misstatement or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


       /s/ Michael Latina                 February 5, 1999
       **Signature of Reporting Person         Date


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